Thomas E. Walker, Jr. D: 601.949.4631 F: 601.949.4861 twalker@joneswalker.com

April 2, 2021

Securities and Exchange Commission

Washington, DC 20549

Re:	Preliminary Proxy Soliciting Materials for the
Annual Meeting of Shareholders
Peoples Financial Corporation
Commission File No. 001-12103

Ladies and Gentlemen:

Peoples Financial Corporation (the “Company”) has filed preliminary proxy solicitation materials for the Annual Meeting of Shareholders (the “Annual Meeting”).

If you have any questions or comments, please feel free to call or e-mail me at the phone number or e-mail address indicated above.

Sincerely /s/ Thomas E. Walker, Jr.

190 East Capitol Street, Suite 800  |  Jackson, MS 39201  |  T: 601.949.4900  |  F: 601.949.4804  |  joneswalker.com